UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ligand Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53220K207

(CUSIP Number)

David M. Knott

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

David M. Knott
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

7,693,955
8. Shared Voting Power

678,671
9. Sole Dispositive Power

8,171,973
10. Shared Dispositive Power

291,584

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,463,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

10.7%
14.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Dorset Management Corporation IRS # 11-2873658
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

7,693,955
8. Shared Voting Power

678,671
9. Sole Dispositive Power

8,171,973
10. Shared Dispositive Power

291,584

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,463,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

10.7%
14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ligand Pharmaceuticals Incorporated (the “Company”), including Common Stock issuable upon conversion of the 6% Convertible Subordinated Notes due 2007 of the Company (the “Convertible Notes”). The address of the principal executive offices of the Company is 10275 Science Center Drive, San Diego, CA 92121.

Item 2. Identity and Background

This statement is being filed by David M. Knott, an individual whose business address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791, and by Dorset Management Corporation, a New York corporation (“Dorset”). Mr. Knott is a citizen of the United States.

Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”) and Mulsanne Partners, L.P., a Delaware limited partnership (“Mulsanne”) and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone and Mulsanne, the “Partnerships”). The Partnerships invest in securities that are sold in public markets. The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

Mr. Knott is also the sole shareholder, Director and President of Dorset which provides investment management services to Matterhorn Offshore Fund Limited and a limited number of other foreign and domestic individuals and entities (collectively, the “Managed Accounts”). Dorset is the employer of Richard Murawczyk, the managing member of the general partner of each of Ostra Capital Partners, L.P. (“Ostra”) and Ostra Capital Partners VII, L.P. (“Ostra VII” and together with Ostra, the “Ostra Entities”). The Partnerships, the Managed Accounts and the Ostra Entities are hereinafter collectively referred to as the “Direct Owners”. Dorset has a trading relationship with Ostra and Ostra VII. The business address of Dorset is 485 Underhill Boulevard, Syosset, New York 11791. Collectively, Dorset and Mr. Knott are referred to as the Reporting Parties.

During the last five years, neither of the Reporting Parties has been convicted in any criminal proceeding, nor has either Reporting Party been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Party was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used in making each of the purchases of the Common Stock and Convertible Notes purchased for the accounts of the Direct Owners was the portfolio assets of each such Direct Owner. None of the Direct Owners owns more than five percent of the Common Stock individually. The aggregate amount of consideration used in making such purchases was $62,208,972.

The Reporting Parties effect purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction

The acquisition of the Common Stock and Convertible Notes was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization.

The Reporting Parties have spoken to the Company’s management about general corporate matters while the Reporting Parties have held the Company’s securities. This filing is being made because at the most recent meeting on November 22, 2005, three members of Knott Management met with Mr. David E. Robinson, the Company’s Chief Executive Officer, Mr. Paul Maier, Senior Vice President and Chief Financial Officer of the Company, and Mr. Abe Wishchnia, the Company’s Director of Investor Relations.

During the meeting, Knott Management was updated on the situation at the Company and discussed the Company’s strategic direction. The following points were discussed at the meeting:

(a) Knott Management informed the Company’s management that they had reviewed the public filings of Third Point LLC (“Third Point”) that related to Third Point’s proposals relating to the Company, including the prospect of a proxy contest for control of the board of directors. Knott Management informed the Company’s management that if forced to choose on the day of the meeting (November 22, 2005) between the existing board of directors and a dissident slate from Third Point, Knott Management would back the Third Point group.

(b) Knott Management informed the Company that the Reporting Parties have not committed to any course of action and would maintain an open mind as events unfold in the future.

(c) Knott Management also expressed most emphatically its firm belief that, for a number of reasons, avoiding a proxy fight and coming to an amicable agreement with Third Point would best serve the interests of the Company and allow it to proceed, as effectively as possible, with its efforts to enhance value for all of the Company’s shareholders.

The Company has resolved its differences with Third Point but the Reporting Parties remain dissatisfied with the composition of the Board of Directors of the Company and reserve the right to take actions consistent therewith. Except as set forth above, the Reporting Parties do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Parties may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) Pursuant to Rule 13d-3, each Reporting Party may be deemed to own beneficially 8,463,557 shares of Common Stock, which represents 10.7% of all outstanding shares of Common Stock.

Of the aggregate number of shares of Common Stock reported by the Reporting Parties in this Schedule 13D, (i) 32,400 shares (the “Ostra VII Shares”) are owned by Ostra VII, and (ii) 259,184 shares (together with the Ostra VII Shares, the Ostra Shares”) are owned by Ostra. Each Reporting Party disclaims beneficial ownership of the Ostra Shares and disclaims membership in a “group” with the owners of these securities. These securities have been included in this report solely to avoid any potential question regarding compliance with appropriate public disclosure requirements in the event that the Reporting Parties and the owners of these shares might be deemed to be a members of a “group” by reason of the relationship that exists between the Reporting Parties, Ostra, Ostra VII and Mr. Murawczyk.

(b) Each Reporting Party has the sole power to vote 7,693,955 shares of Common Stock and dispose of 8,171,973 shares of Common Stock held in the Partnerships’ accounts. Each Reporting Party shares with certain of Dorset’s clients and may be deemed to share with Ostra and Ostra VII (i) the power to vote the 678,671 shares of Common Stock held in their respective accounts and (ii) the power to dispose of the 291,584 shares of Common Stock held in their respective accounts.

The business address of each of the Partnerships is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791. The business address of each of the Managed Accounts other than Matterhorn Offshore Fund Limited with respect to the Common Stock is c/o Dorset Management Corporation, 485 Underhill Boulevard, Suite 205, Syosset, New York 11791. The business address of Matterhorn Offshore Fund Limited is c/o Citco B.V.I. Limited, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The business address of each Ostra Entity is 111 Barlow Street, Apt. 4C. New York, NY 10014.

To the knowledge of the Reporting Parties, during the last five years, none of the Direct Owners has been convicted in any criminal proceeding, nor has any Direct Owner been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Direct Owner was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(c) Each transaction in the Common Stock made or that may be deemed to have been made by the Reporting Parties during the past sixty (60) days is described on Schedule 1 annexed hereto. Except as indicated on Schedule 1, all such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

(d) The Direct Owners have the right to receive dividends and proceeds from the sale of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Parties. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Parties are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Parties have entered into agreements with the Partnerships and the Managed Accounts pursuant to which the Reporting Parties have discretion over the disposition and/or the voting of the shares of Common Stock and the Convertible Notes. Each Ostra Entity has a special trading arrangement with Dorset. Any purchases or sales by such Ostra Entity may also be made by Dorset’s advisory clients, including the Partnerships (“Clients”). If an Ostra Entity elects to purchase or sell shares of a company, Dorset’s Clients may or may not participate in such purchase or sale. If Dorset elects for its Clients to participate in an investment with an Ostra Entity, Dorset Clients will be allocated four-fifths of each transaction, with one-fifth of each purchase or sale allotted to such Ostra Entity. In the purchase of a security, for example, Dorset’s Clients may purchase up to four times the amount such Ostra Entity purchases. The four-fifths allocation to Dorset’s Clients may be increased with the consent of the general partner of the Ostra Entities or decreased with Dorset’s consent in respect of any individual securities transaction. The trading arrangement may be terminated by either party on 60 days prior notice and will terminate immediately at such time as Mr. Murawczyk is no longer employed by Dorset for any reason.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2006

/s/ David M. Knott
David M. Knott

Dated: October 27, 2006	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President

SCHEDULE 1

Transaction Date	Person Named in Item 5(a)	Transaction Type	Number of Shares	Price per Share ($)
September 8, 2006	Mr. Knott/Dorset	Purchase	190,000	10.6411
September 8, 2006	Mr. Knott/Dorset (by Ostra)	Purchase	32,400	10.6411
September 8, 2006	Mr. Knott/Dorset (by Ostra)	Sale	222,400	10.4509
October 20, 2006	Mr. Knott/Dorset	Purchase	25,000	11.40
October 20, 2006	Mr. Knott/Dorset	Purchase	118,600	11.359
October 20, 2006	Mr. Knott/Dorset	Sale	143,600	11.20
October 23, 2006	Mr. Knott/Dorset	Purchase	723,000	11.85